Exhibit 12

MASCO CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
Income from continuing operations before income taxes (A)	$512	$884	$833	$689	$507	$386
Deduct equity in undistributed (earnings) loss of fifty-percent-or-less-owned companies	(2)	(1)	(2)	(2)	2	(16)
Add interest on indebtedness, net	77	167	185	222	221	230
Add amortization of debt expense	2	4	5	5	5	6
Add estimated interest factor for rentals	11	22	21	19	33	31
Earnings before income taxes, noncontrolling interest, fixed charges and preferred stock dividends	$600	$1,076	$1,042	$933	$768	$637

Fixed Charges:
Interest on indebtedness	$79	$170	$190	$223	$221	$229
Amortization of debt expense	2	4	5	5	5	6
Estimated interest factor for rentals	11	22	21	19	33	31
Total fixed charges	$92	$196	$216	$247	$259	$266

Preferred stock dividends (B)	—	—	—	—	—	—
Combined fixed charges and preferred stock dividends	$92	$196	$216	$247	$259	$266
Ratio of earnings to fixed charges	6.5	5.5	4.8	3.8	3.0	2.4
Ratio of earnings to combined fixed charges and preferred stock dividends	6.5	5.5	4.8	3.8	3.0	2.4
Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (C)	6.5	5.5	4.8	3.8	2.9	2.4

(A)	Income from continuing operations before income taxes for the years ended December 31, 2013, 2014, and 2015 has not been restated for the adoption of ASC 606.

(B)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(C)	Excludes the 2014 litigation settlement income of $9 million.

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